Exhibit 4.16
DESCRIPTION OF SECURITIES
The following descriptions are summaries of the material terms of our capital stock. It is subject to and qualified in its entirety by reference to our second amended and restated articles of incorporation, as further amended to date (“Articles”) and our third amended and restated bylaws (“Bylaws”), which are included as exhibits to our annual report, of which this Exhibit 4.16 is a part. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Nevada Revised Statutes (the “NRS”), for additional information.
Authorized Capital Stock
We are authorized to issue 610,000,000 shares of capital stock, $0.001 par value per share, of which 600,000,000 are common stock (the “Common Stock”) and 10,000,000 are preferred stock (the “Preferred Stock”).
As of July 24, 2026 there were 291,455,971 shares of Common Stock outstanding and 411,705 shares of Preferred Stock outstanding.
Common Stock
Holders of our Common Stock are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purposes. Holders of our Common Stock are entitled to receive proportionately any dividends as may be declared by our board, subject to any preferential dividend rights of any series of Preferred Stock that we may designate and issue in the future. There are no redemption or sinking fund provisions applicable to our Common Stock. The holders of our Common Stock have no conversion rights. Holders of Common Stock have no preemptive or subscription rights to purchase any of our securities. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that we may designate and issue in the future. Each holder of our Common Stock is entitled to one vote for each such share outstanding in the holder’s name. No holder of Common Stock is entitled to cumulative votes in voting for directors.
In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive a pro rata share of our assets, which are legally available for distribution, after payments of all debts and other liabilities. All of the outstanding shares of our Common Stock are fully paid and non-assessable.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the designations, rights, preferences, privileges and restrictions thereof, without further vote or action by the stockholders. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption, liquidation preferences and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of Common Stock. The issuance of our Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.
As of the date hereof, (i) 660,000 shares of Preferred Stock have been designated as Series C Preferred Stock, there are no shares of Series C Preferred Stock outstanding, (ii) 2,000,000 shares of Preferred Stock have been designated as Series E, there are 276,673 shares of Series E Preferred Stock outstanding, (iii) 62,500 shares of Preferred Stock have been designated as Series E-1, there are 61,878 shares of Series E-1 Preferred Stock outstanding, and (iv) 1,030,000 shares of Preferred Stock have been designated as Series G, there are 73,154 shares of Series G outstanding.
Series E Preferred Stock
Our Board has designated out of the authorized and available shares of our Preferred Stock, a series of 2,000,000 shares redeemable preferred stock, designated as the Series E Redeemable Preferred Stock (the “Series E Preferred Stock”). The following is a brief description of the terms of the Series E Preferred Stock.
Dividend Rights
The holders of the Series E Preferred Stock shall be entitled to receive, and we shall pay, out of legally available funds, dividends on each share of Series E Preferred Stock at an annual rate of 9.0% of the Stated Value (as defined below). Dividends will be declared and accrued monthly. Such dividends shall be payable upon Board approval, which may not be monthly, out of legally available funds in cash.
Liquidation Rights
Subject to the liquidation preference stated in the ranking section in the Certificate of Designation for the Series E Preferred Stock, as amended on June 9, 2023 and on May 16, 2024, Series E Preferred Stock will be entitled to be paid out of the funds and assets available for distribution, an amount per share equal to the “Stated Value,” or $25.00, plus an amount per share that is issuable as the result of accrued or unpaid Dividends. After payment to the holders of our Preferred Stock, the remaining funds and assets available for distribution to our stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.
Redemption Rights
Each holder of shares of Series E Preferred Stock is entitled, subject to limitations applicable to distributions under Nevada law and Nasdaq Listing Rules, to redeem any portion of the outstanding Series E Preferred Stock held by such holder at any time. At the option of the Board, in its sole discretion, and taking into account the Company’s reserves and other considerations, such redemption may be effectuated in cash or our Common Stock. Additionally, subject to limitations applicable to distributions under Nevada law, we may redeem a share of Series E Preferred Stock at our option at any time from time to time upon not less than 10 nor more than 90 calendar days’ written notice to the holders prior to the date fixed for redemption thereof, at a redemption price of 100% of the Stated Value of the shares of Series E Preferred Stock to be redeemed plus accrued but unpaid dividends, or with shares of Common Stock as determined in accordance with the Certificate of Designation for the Series E Preferred Stock. In accordance with Rule 5635(d) of the Nasdaq Stock Market, the number of shares of Common Stock issuable to holders of Series E Preferred Stock for redemption shall not exceed 19.99% of the outstanding shares of Common Stock without the approval of the Company’s stockholders.
Other Rights
Our Series E Preferred Stock has no preemptive rights, no voting rights and no sinking fund or conversion provisions.
Series E-1 Preferred Stock
Our Board has designated out of the authorized and available shares of our Preferred Stock, a series of 62,500 shares redeemable preferred stock, designated as the Series E-1 Preferred Stock (the “Series E-1 Preferred Stock”). The following is a brief description of the terms of the Series E-1 Preferred Stock.
Dividend Rights
The holders of the Series E-1 Preferred Stock shall be entitled to receive, and we shall pay, out of legally available funds, dividends on each share of Series E-1 Preferred Stock at an annual rate of 9.0% of the Stated Value, or $1,000.00 per year (computed on the basis of a 360-day year consisting of twelve 30-day months). Dividends will be declared and accrued monthly. Such dividends shall be payable upon Board approval, which may not be monthly, out of legally available funds in cash.
Liquidation Rights
Subject to the liquidation preference stated in the ranking section in the Certificate of Designation for the Series E-1 Preferred Stock, Series E-1 Preferred Stock will be entitled to be paid out of the funds and assets available for distribution, an amount per share equal to the Stated Value, plus an amount per share that is issuable as the result of accrued or unpaid dividends. After payment to the holders of our Preferred Stock, the remaining funds and assets available for distribution to our stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Redemption Rights
Each holder of shares of Series E-1 Preferred Stock is entitled, subject to limitations applicable to distributions under Nevada law and Nasdaq Listing Rules, to redeem any portion of the outstanding Series E-1 Preferred Stock held by such holder at any time. At the option of the Board, in is sole discretion, and taking into account the Company’s reserves and other considerations, such redemption may be effectuated in cash or our Common Stock. Additionally, subject to limitations applicable to distributions under Nevada law, we may redeem a share of Series E-1 Preferred Stock at our option at any time from time to time upon not less than 10 nor more than 90 calendar days’ written notice to the holders prior to the date fixed for redemption thereof, at a redemption price of 100% of the Stated Value of the shares of Series E-1 Preferred Stock to be redeemed plus accrued but unpaid dividends, or with shares of Common Stock as determined in accordance with the Certificate of Designation for the Series E-1 Preferred Stock. In accordance with Rule 5635(d) of the Nasdaq Stock Market, the number of shares of Common Stock issuable to holders of Series E-1 Preferred Stock for redemption shall not exceed 19.99% of the outstanding shares of Common Stock without the approval of the Company’s stockholders.
Other Rights
Our Series E-1 Preferred Stock has no preemptive rights, no voting rights and no sinking fund or conversion provisions.
Series G Preferred Stock
Our Board has designated out of the authorized and available shares of our Preferred Stock, a series of 1,030,000 shares of convertible preferred stock, designated as the Series G Convertible Preferred Stock (the “Series G Preferred Stock”). The following is a brief description of the terms of the Series G Preferred Stock.
Liquidation Rights
Upon any dissolution, liquidation or winding up, Series G Preferred Stock will be entitled to be paid out of the funds and assets available for distribution, an amount per share equal to (i) the then current Stated Value and any other fees then due and owing thereon and (ii) the amount that would have been received had such Series G Preferred Stock and accrued and unpaid dividends thereon, if any, been converted immediately prior to such liquidation. After payment to the holders of our Preferred Stock, the remaining funds and assets available for distribution to our stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.
Conversion Rights
Our Series G Preferred Stock is convertible at the option of the holder upon the earlier of (i) 45 days after the first issuance date of the Series G Preferred Stock and (ii) the date on which the registration statement covering the resale of the shares of our Common Stock issuable upon conversion of the Series G Preferred Stock is declared effective by the Securities and Exchange Commission. Conversion of the Series G Preferred Stock will be subject to a customary 4.99% beneficial ownership limitation, as well as a 19.99% conversion limitation pursuant to the applicable Nasdaq Listing Rules (the “Exchange Cap”).
On each conversion date, the conversion price for the Series G Preferred Stock being converted (the “Conversion Price”) will equal the greater of (i) 95% of the lowest daily Volume Weighted Average Price for each of the five trading days immediately preceding the conversion date and (ii) the initial floor price of $34.00, which may be reduced by the Company at any time in its sole discretion, but in no event below $4.48 (as may be adjusted from time to time, the “Floor Price”). Based on its initial stated value of $1,000 per share and the $34.00 initial Floor Price, each share of Series G Preferred Stock would be convertible into an aggregate of 29 shares of Common Stock.
Other Rights
Our Series G Preferred Stock has no preemptive rights, no voting rights and no sinking fund or conversion provisions.
Anti-Takeover Effects of the Articles, the Bylaws and Nevada Law
We are a Nevada corporation and are generally governed by the NRS. The following is a brief description of the provisions in our Articles, Bylaws and the NRS that could have an effect of delaying, deferring, or preventing a change in control of the Company.
The provisions of the NRS, our Articles, and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Combinations with Interested Stockholders
Nevada’s “combinations with interested stockholders” statutes, NRS 78.411 through 78.444, inclusive, prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and sixty percent of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval certain restrictions may apply even after such two year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” These statutes generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. Our Articles do not include such an election to opt-out of these provisions.
Acquisition of Controlling Interests
Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. Our Bylaws provide that these statutes do not apply to us. Absent such provision in our Bylaws, these laws would apply to us as of a particular date if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger at all times during the 90 days immediately preceding that date) and do business in the State of Nevada directly or through an affiliated corporation, unless our Articles or Bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one fifth or more, but less than one third, (2) one third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.
Articles and Bylaws
The provisions of our Articles and Bylaws, taken together with the applicable provisions of the NRS:
•Authorize the board of directors to issue “blank check” Preferred Stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•Require supermajority disinterested stockholder approval of certain business combinations with related persons (each as defined in the Articles);
•Permit removal of directors only for cause and require the affirmative vote of not less than 75% of the voting power of all of the then outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to remove any director (the NRS does not include a cause concept in NRS 78.335 and the provision of our Articles exceeds the minimum two thirds (2/3) threshold vote required by that statute);
•Require the affirmative vote of not less than two thirds (2/3) of the voting power of all of the then outstanding shares of stock entitled to vote in the election of directors, voting as a single class, to adopt, amend, alter or repeal our Bylaws; and
•Do not provide for cumulative voting in the election of directors.
NRS 78.139 also provides that directors may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).
In addition, our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction. Our authorized but unissued shares may be used to delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The board of directors is also authorized to adopt, amend or repeal our Bylaws, which could delay, defer or prevent a change in control.
Limitation on Liability and Indemnification of Directors and Officers
Section 78.138 of the NRS provides that, unless the corporation’s Articles provide otherwise, a director or officer will not be individually liable unless the presumption that it is acting in good faith and on an informed basis with a view to the interests of the corporation has been rebutted, and it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our Articles provide that no director or officer shall have any personal liability to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts that involve intentional misconduct, fraud, or a knowing violation of the law or (ii) the payment of dividends in violation of Nevada corporate law.
Section 78.7502(1) of the Nevada Revised Statutes, or NRS, provides that a corporation may indemnify, pursuant to that statutory provision, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise or as a manager of a limited liability company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he is not liable pursuant to NRS 78.138 or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
NRS 78.7502(2) permits a corporation to indemnify, pursuant to that statutory provision, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification pursuant to NRS 78.7502 may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction, after any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. NRS 78.751(1) provides that a corporation shall indemnify any person who is a director, officer, employee or agent of the corporation, against expenses actually and reasonably incurred by the person in connection with defending an action (including, without limitation, attorney’s fees), to the extent that the person is successful on the merits or otherwise in defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a manager of a limited liability company, or any claim, issue or matter in such action.
NRS 78.751 provides that the indemnification pursuant to NRS 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled (except that indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of the law and such intentional misconduct, fraud or a knowing violation of the law was material to the cause of action) and that the indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. NRS 78.752 permits a corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities.
Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.
Our Bylaws provide that the Corporation shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition.
In addition, we have entered into indemnification agreements with certain of our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments and fines incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Our Transfer Agent
The transfer agent and registrar for our Common Stock and our Preferred Stock is Computershare Trust Company, N.A. The transfer agent’s address and phone number is: 150 Royall Street, Canton, MA 02021, telephone number: (781) 575-2000.
Stock Exchange Listing
Our common stock is presently quoted on The Nasdaq Global Select Market under the symbol “APLD.”